UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No.1

to

ANNUAL REPORT

of

EUROPEAN INVESTMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2005

Exhibit Index Appears on Sequentially Numbered Page:    4

Total Number of Pages:        21

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR

United Kingdom

This Amendment No.1 to the annual report of European Investment Bank on Form 18-K/A for the year ended December 31, 2005 comprises:

(a)	Pages numbered 1 to 5 consecutively.

(b)	The following exhibits:

Unaudited Consolidated and Unconsolidated Summary Balance Sheet as at 30 June 2006, Profit and Loss Account as at 30 June 2006 and Cash Flow Statement as at 30 June 2006 (Exhibit I).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 26th day of September, 2006.

EUROPEAN INVESTMENT BANK (Name of registrant)

by	/s/ BARGAGLI PETRUCCI
Barbara Bargagli Petrucci Director, Capital Markets Department, Finance Directorate

by	/s/ KREIVI
Eila Kreivi Head of Division Capital Markets

by	/s/ JOHN BRUTON
John Bruton Head of Delegation of the European Commission to the United States

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EXHIBIT INDEX

Exhibit	Document	Page No.

I	Unaudited Consolidated and Unconsolidated Summary Balance Sheet as at 30 June 2006, Profit and Loss Account as at 30 June 2006 and Cash Flow Statement as at 30 June 2006.	5

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